Exhibit (d)(16)

[TRANSLATION FOR WORKING PURPOSES ONLY]

Amendment to the Loan Agreement

Between

UniCredit Corporate Banking S.p.A.

As Lending Party

and

KEMET Corporation

As Beneficiary

Relating to

Kemet Loan Agreement

CERTIFIED PRIVATE AGREEMENT

BETWEEN:

(1)                                 UNICREDIT CORPORATE BANKING S.P.A., with registered and administrative offices in Verona (Italy), at Via Garibaldi no. 1, fully paid-up share capital: Euro 6,604,173,696.00 (six billion six hundred and four million one hundred seventy-three thousand six hundred ninety-six/00), tax code, VAT number and number of registration in the Verona Companies Register: 03656170960, ABI code 3226.8, enrolled in the Register of Banks and a member of the UniCredit Bank Group, which is enrolled in the Register of Bank Groups under no. 3135 (hereinafter also referred to as “UniCredit”, “Lending Party” or “Agent Bank”), represented by Mr. Daniele Di Anselmo, born in Terni on 11th June 1964, and Mr. Claudio Chiosi, born in Bologna, on 15th March 1966, both of whom are Italian citizens, who act in the capacity as Manager in charge of the Bologna Joint Management and as Quadro Direttivo, respectively, who are authorized to act for the purposes of this agreement by virtue of the powers granted to them through a power of attorney granted by Mr. Mario Fertonani, born in Mantua, on 3rd September 1933 and domiciled for the purposes of his office in the place specified above, in his capacity as Chairman of the Board of Directors of the aforesaid Bank, authenticated and sealed by Notary Public Marco Cicogna of Verona, on 2nd January 2003 (directory no. 87071/6486), registered in the Italian Inland Revenue Office of Verona 1, on 7th January 2003 under no. 37;

AND

(2)                                 KEMET CORPORATION, with registered office in Simpsonville, 2835 Kemet Way, South Carolina, USA, Federal Tax Identification no. 57-0923789 (hereinafter referred to as “Beneficiary” or “Kemet”), represented by Mr. Marco Uberti, born in Bologna, on 8th June 1953, domiciled for the purposes of his office at the company’s registered office, authorised to act for the purposes of this agreement by virtue of the powers granted to him through a power of attorney authenticated on April 23, 2009;

(UniCredit and Kemet are hereinafter collectively referred to also as “Parties”).

WHEREAS

(A)                             On 29th September 2008, the Beneficiary and UniCredit executed a loan agreement by certified private agreement, with the parties’ signatures being authenticated by Notary Public Carlo Vico (directory no. 110199/29958), registered in Bologna, on 7th October 2008, under No. 11054, Series 1T, for a maximum aggregate amount equal to Euro 60,000,000.00 (sixty million/00) (hereinafter referred to as the “Loan”), subsequently amended by the Parties by way of a deed executed on 31st March 2009, with the parties’ signatures being authenticated by Notary Public Carlo Vico (directory no. 111725/30817) (hereinafter referred to as the “Loan Agreement”);

(B)                               as securities of the fulfilment of the undertakings arising under the Loan Agreement, among others,  by means of the agreement executed on September 29, 2008, between UniCredit, as secured creditor, and Arcotronics Industries S.r.l., as security provider, with the parties’ signatures being authenticated by Notary Public Carlo Vico (directory no. 110206/29959) and duly filed, a first ranking mortgage filed on October 1, 2008 under number 11314 and a second ranking mortgage filed on October 1, 2008 under number 11315 have been created in favour of the Lending Party over the properties located in Vergato, Sasso Marconi and Monghidoro (the “Mortgages”);

(C)                               the Lending Party hereby acknowledges that the amortization instalment of the Loan maturing on April 1, 2009, has been correctly and regularly paid by the Beneficiary;

(D)                              the Beneficiary is willing to enter into a loan agreement (hereinafter referred to as the “US Loan Agreement”) with K FINANCING, LLC (hereinafter referred to as the “US Lender”), with an aggregate principal amount up to USD 77,500,000.00, as such amount may be increased of 10% (i.e.: up to an aggregate principal amount of USD 85,250,000.00) (hereinafter referred to as the “US Loan”), in accordance with the terms thereof, the proceeds of which shall be used by the Beneficiary (among other purposes) to complete a tender offer for all or substantially all of and outstanding 2.25% convertible senior notes issued by the Beneficiary pursuant to an Indenture, dated as of 1st November 2006, which notes collectively have an aggregate principal amount equal to USD 175,000,000.00 (hereinafter referred to as the “Notes”);

(E)                                the US Loan Agreement provides that, as a condition precedent for the disbursement of the US Loan, the Parties shall also execute this amendment agreement, which provides that the transaction described in the above recitals is permitted in every respect pursuant to the Loan Agreement.

Now, therefore, the Parties hereby agree as follows:

1.             Interpretation

For the purposes of this agreement, all capitalised terms that are not otherwise defined in other sections of this agreement shall have the meanings ascribed to them in the Loan Agreement.

The recitals and the annexes form an integral and substantial part of this agreement, shall be deemed as valid and effective covenants, and shall therefore be fully binding upon the Parties, their successors and/or assignees.

The indexes of articles and the headings of annexes to this agreement have been included for convenience only, and shall not be taken into consideration for the purpose of interpreting the relevant articles and annexes.

2.             Additions and amendments to the Loan Agreement

The Parties agree to make the following amendments to the Loan Agreement:

A.           The Parties agree to replace article 7 (Ordinary Repayment) with the following article:

““7. ORDINARY REPAYMENT

The Beneficiary undertakes to repay each Facility in full, by principal instalments, with a pre-amortisation period between the Disbursement Date and the last day of the month in which the Loan is disbursed, as better indicated hereinafter.

It being understood that the interests instalment equal to Euro 936,780.99 shall be paid on October 1, 2009.

The first amortisation instalment shall fall due between the day following the last day of the month in which the Loan is disbursed and 1st April 2009.

The remaining amortisation instalments in relation to any outstanding principal amount of the Loan shall fall due on the following dates:

Date	Principal Loan Instalment to be repaid

01/10/2009	Euro	0,00

01/04/2010	Euro	7,062,546.91

01/10/2010	Euro	7,276,640.04

01/04/2011	Euro	7,498,119.37

01/10/2011	Euro	2,727,239.74

01/04/2012	Euro	2,964,264.77

01/10/2012	Euro	3,210,467.15

01/04/2013	Euro	23,461,129.01

B.             The Parties agree to replace the definition of “Permitted Acts of Disposition” contained in Annex 1.1 (Definitions) with the following definition:

““Permitted Acts of Disposition” means:

(i) the sale, transfer or any other act of disposition of one or more assets performed by a company of the Group of the Beneficiary in favour of another company of the Group of the Beneficiary and/or a direct or indirect subsidiary of the latter, provided that they do not concern assets over which the Guarantees have been created; and

(ii) the sale, transfer or any other act of disposition of one or more assets performed in exchange for, or to invest in other assets with essentially the same function as the assets subject to the act of disposition, and that has an equivalent or higher value and quality than those subject to disposition, subject to written notice to the Agent Bank; and

(iii) the sale, transfer or any other act of disposition concerning obsolete and/or superfluous vehicles, machinery and plants, provided that they are replaced by assets essentially equivalent in terms of function and value, subject to written notice to the Agent Bank; and

(iv) the sale, the transfer or any other act of disposition of one or more assets originating from the constitution and/or the possible enforcement of a Permitted Guarantee; and

(v) the sale, the transfer or any other act of disposition of one or more assets carried out within ordinary business; and

(vi) any act of disposition relating to credits owned by the Beneficiary and/or any other member of the Group of the Beneficiary within the limits set forth in paragraph 8 of annex 14 hereto; and

(vii) the sale of the production plant located in Greenville County, South Carolina, USA under negotiation at the Stipulation Data, without prejudice to the provisions of annex 8.2 (2); and

(viii) the transfer by Arcotronics Italia of a minority shareholding in the company Arcotronics Industries in favour of Arcotronics Technologies and Arcotronics Hightech (the “Restructuring of Arcotronics Industries”), without prejudice to the circumstance that the Pledge of Shares will continue to encumber 100% (one hundred percent) of the share capital of Arcotronics Industries; and

(ix) the Permitted Guarantees; and

(x) the sale, transfer or any other act of disposition of one or more assets (other than the assets located in Europe of the Beneficiary or the members of the Beneficiary’s Group)  carried out, for an amount not exceeding, in aggregate, Euro 340,000,000.00 by one or more companies of the Beneficiary’s Group (other than the European companies of the Beneficiary’s Group) which have created and/or issued one or more personal guarantees and/or collateral securities in order to secure the US Loan; and

(xi) the sale, transfer or any other act of disposition of one or more assets of which the overall cash consideration does not exceed USD 5,000,000.00 (five million) in a single reference financial year.”

C.             The Parties agree to replace the definition of “Permitted Guarantees” contained in Annex 1.1 (Definitions) with the following definition:

“Permitted Guarantees” means, in addition to the guarantees granted pursuant to the Financial Documents:

(i)   any personal and/or collateral securities created and existing prior to the Stipulation Date; and

(ii)  any personal and/or collateral securities deriving from law; and

(iii)  any guarantees concerning the assets acquired by the Beneficiary and/or a Relevant Subsidiary after the Stipulation Date or, in the case of a company becoming member of the Group of the Beneficiary after the Stipulation Date, any guarantees existing on the assets of such company or the collateral issued by such company and existing at the time when such company becomes a member of the Group of the Beneficiary, provided that in either case such securities (either personal or collateral) were not granted for the purpose of the acquisition of such assets by the Beneficiary and/or the Relevant Subsidiaries or for the purpose of acquiring the company, as the case may be; and

(iv)    any personal securities granted by one or more members of the Group of the Beneficiary during the ordinary course of business of the Beneficiary and/or the Relevant Subsidiaries, provided that their duration is no longer than 18 months less one day; and

(v)        any credit assignment or any other guarantee established on credits to secure the credit facilities that the Beneficiary and/or the Relevant Subsidiaries will acquire during the term of this Agreement (i) within the limits provided for by paragraph 8 of Annex 14 hereto, and (ii) pursuant to the Other Factoring Contracts; and

(vi)    any personal and/or collateral securities, for an amount not exceeding, in aggregate, Euro 340,000,000.00 created and granted by the Beneficiary and/or one or more companies belonging to the Group of the Beneficiary (other than the European companies of the Beneficiary’s Group) in order to guarantee the US Loan, provided that the relevant collateral securities are not created on assets which are encumbered with collateral securities in favour of the Lending Party pursuant to the Financial Documents and over assets located in Europe of the Beneficiary or companies of the Beneficiary’s Group.”

D.            The Parties agree to replace the definition of “Margin” contained in Annex 1.1 (Definitions) with the following definition:

““Margin” means the increase in basis points which will be applied to the EURIBOR for the period, for the purposes of calculating the Interest Rate, for the purposes of this Agreement determined in 250 bps (two hundred and fifty basis points) per year, equal to 2.50% (two point five per cent) per year.”

E.              The Parties agree to replace the definition of “Permitted Transactions” contained in Annex 1.1 (Definitions) with the following definition:

““Permitted Transactions” means: (i) the merger of a company of the Group of the Beneficiary with or into the Beneficiary and/or a company controlled, either directly or indirectly, by the Beneficiary; (ii) the Permitted Acts of Disposition; (iii) the change of a member of the Group of the Beneficiary into a company controlled, either directly or indirectly, by the Beneficiary; and (iv) the carrying out and implementation of the Pluto Transaction and of the activities provided therein or connected to it, provided that such transactions have been previously notified in writing to the Agent Bank and do not prejudice in any manner whatsoever the repayment of the Inter Group Loans on their respective due dates.”

F.              The Parties agree to add the following definition to Annex 1.1 (Definitions), after the definition of “Interest Rate”:

““Pluto Transaction” means the following transaction:

(i)  the launch and consequent carrying out by the Beneficiary of the tender offer (the “Tender Offer”) concerning certain notes named “Senior Convertible Notes” issued by the Beneficiary, pursuant to the terms of an Indenture, dated as of1st November 2006, with an aggregate principal amount equal to USD 175,000,000.00, with such transaction being carried out by the Beneficiary starting no later than May 2009; and

(ii) the execution of a new loan agreement by and between the Beneficiary and K FINANCING, LLC with an aggregate amount up to USD 77,500,000.00, as the same may be increased of 10% (i.e.: up to an aggregate principal amount of USD 85,250,000.00), pursuant to the terms thereof (the “US Loan”), the proceeds of which shall be used by the Beneficiary (among other purposes) to carry out the Tender Offer, the drawdown of the US Loan and the consummation of the transactions contemplated thereby and therein; and

(iii) the granting and perfection, by the Beneficiary and/or one or more companies of the Group of the Beneficiary (other than the European companies of the Beneficiary’s Group), of certain personal and/or real securities, for an amount not exceeding, in aggregate, Euro 340,000,000.00 in order to guarantee the US Loan, provided that such securities are not created over properties which are encumbered with guarantees in favour of the Lending Party pursuant to the Financial Documents and over assets located in Europe of the Beneficiary or companies of the Beneficiary’s Group”.

G.             The Parties agree to replace article 8 (Financial Indebtedness) in Annex 14 (Obligations) with the following article:

 “8. Financial Indebtedness

Except for the US Loan, not to incur and ensure that the other companies of the Group of the Beneficiary do not incur, after the Stipulation Date, and without the prior written consent of the Agent Bank, which shall not be unreasonably denied, secured financial indebtedness towards other banks and other financial entities different from the Lending Party.  It is understood that the Beneficiary may incur, for requirements relating to the Beneficiary’s current assets, new financial indebtedness secured through guarantees created on trade receivables and inventory (excluding assets within the European territory) provided that their duration does not exceed 18 (eighteen) months less one day.”

H.            The Parties agree to replace paragraph 2 (Mandatory Repayment even if only partial) in Annex 8.2 (Mandatory Prepayment) with the following article:

“2. Mandatory Repayment even if only partial

The Beneficiary will allocate and ensure allocation of the amounts listed below to even only partial prepayment of the Loan:

all the proceeds, net of taxes, collected following disposals of assets located in Europe, which exceed the amount of USD 5,000,000.00 (five million/00) during a single tax year, with the exception of assets,  machinery and other equipment disposed in the ordinary course or as part of normal technological replacements business and of assignments previously authorised in writing by the Agent Bank. It is understood that in the circumstance outlined in this annex 8.2 (2) (A), the difference between the greater amount collected and USD 5,000,000.00 (five million/00) must be allocated to mandatory repayment even if only partial.”

I.                 The Parties agree to replace Annex 14 bis (Financial Covenants) with the following annex:

““ANNEX 14 BIS

FINANCIAL COVENANTS

A.            MINIMUM CONSOLIDATED EBITDA

The Beneficiary undertakes to procure that, on the last date (each of such dates, hereinafter referred to as the “Test Date”) as indicated under Table 1 below, of each Test Period (as defined hereinafter), the Consolidated EBITDA shall not be lower than the amount indicated in such Table 1 in front of the relevant Test Date.

Compliance with the following financial covenants on a Test Date shall be calculated with reference to the Test Period ending on such Test Date and on the basis of the accounting documentation delivered, or, as the case may be, to be delivered to the Lending Party pursuant to Article 1(A) points (1) and (2) of Annex 14 of the Loan Agreement.

Table 1

Test Date	Minimum EBITDA

30 September 2009	USD	7,225,000.00

31 December 2009	USD	15,725,000.00

31 March 2010	USD	30,175,000,.0

30 June 2010	USD	42,925,000.00

30 September 2010	USD	48,450,000.00

31 December 2010	USD	56,950,000.00

31 March 2011	USD	59,500,000.00

30 June 2011	USD	63,750,000.00

30 September 2011	USD	68,000,000.00

31 December 2011	USD	68,000,000.00

31 March 2012	USD	68,000,000.00

30 June 2012	USD	68,000,000.00

30 September 2012	USD	68,000,000.00

31 December 2012	USD	68,000,000.00

31 March 2013	USD	68,000,000.00

B.            Consolidated Fixed Charge Coverage Ratio

The Beneficiary undertakes to procure that, on each Test Date indicated under Table 2 below, the value of the Consolidated Fixed Charge Coverage Ratio shall not be lower than the amount indicated in such Table 2 in front of the relevant Test Date.

Compliance with the following financial covenants on a Test Date shall be calculated with reference to the Test Period ending on such Test Date and on the basis of the accounting documentation delivered, or, as the case may be, to be delivered to the Lending Party pursuant to Article 1(A) points (1) and (2) of Annex 14 of the Loan Agreement.

Table 2

Test Date	Fixed Charge Coverage Ratio

30 September 2009 and 31 December, 31 March, 30 June and 30 September of each year until the Maturity Date	0,85

C.            Maximum Capital Expenditure

The Beneficiary undertakes to procure that, on each Test Date indicated under Table 3 below, the aggregate amount of the Capital Expenditures incurred during the Test Period ending on the relevant date, shall be lower than the amount indicated in such Table 3 in front of the relevant Test Date.

Compliance with the following financial covenants on a Test Date shall be calculated with reference to the Test Period ending on such Test Date and on the basis of the accounting documentation delivered, or, as the case may be, to be delivered to the Lending Party pursuant to Article 1(A) points (1) and (2) of Annex 14 of the Loan Agreement.

Table 3

Test Date	Maximum Capital Expenditures

31 March 2010	USD	16,100,000.00

31 March 2011	USD	28,750,000.00

31 March 2012	USD	34,500,000.00

D. DEFINITIONS

Notwithstanding anything to the contrary set forth under the Loan Agreement, it is agreed that solely for the purposes of this Annex 14bis, the following terms shall have the meanings specified below:

“Capital Expenditures” shall mean, without duplication, (a) any expenditure for any purchase or other acquisition of any asset including capitalized leasehold improvements, which would be classified as a fixed or capital asset on a consolidated balance sheet of Beneficiary and its Subsidiaries prepared in accordance with GAAP, and (b) Capital Lease Obligations or Synthetic Lease Obligations, but excluding expenditures made in connection with the replacement, substitution or restoration of property pursuant to Section 2.08(f) of the US Loan Agreement.

“Capital Lease Obligations” of any person shall mean the obligations of such person to pay rent or other amounts under any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which obligations are required to be classified and accounted for as capital leases on a balance sheet of such person under GAAP, and the amount of such obligations shall be the capitalized amount thereof determined in accordance with GAAP.

“Cash Interest Expense” shall mean, for any period, Consolidated Interest Expense for such period, less the sum of (a) interest on any debt paid by the increase in the principal amount of such debt including by issuance of additional debt of such kind for such period, (b) items described in clause (3) of the definition of “Consolidated Interest Expense” for such period and (c) cash interest income of Beneficiary and its Subsidiaries for such period.

“Closing Date” shall mean the date on which the initial loans of the US Loan are made.

“Consolidated Amortization Expense” shall mean, for any period, the amortization expense of Beneficiary and its Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP.

“Consolidated Depreciation Expense” shall mean, for any period, the depreciation expense of Beneficiary and its Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP.

“Consolidated EBITDA” shall mean, for any period, Consolidated Net Income for such period, adjusted by (x) adding thereto, without duplication, in each case only to the extent (and in the same proportion) deducted in determining such Consolidated Net Income (and with respect to the portion of Consolidated Net Income attributable to any Subsidiary of Beneficiary only if a corresponding amount would be permitted to be distributed by operation of the terms of its Organizational Documents or any agreement, instrument, Order or other Legal Requirement applicable to such Subsidiary or its equityholders):

1.                                       Consolidated Interest Expense for such period,

2.                                       Consolidated Amortization Expense for such period,

3.                                       Consolidated Depreciation Expense for such period,

4.                                       Consolidated Tax Expense for such period,

5.                                      costs and expenses directly incurred in connection with the Transactions, the Vishay Loan Agreement, this Loan Agreement or the UniCredit Credit Line during such period, either (i) in the amount set forth on Schedule 1.01(a) of the US Loan Agreement or (ii) if not set forth on such Schedule, in an amount not to exceed $ 15,000,000.00 in the aggregate for all periods, and

6.                                      the aggregate amount of all restructuring charges for such period, less the amount of any cash payments made during such period with respect to restructuring charges, and

(y) subtracting therefrom the aggregate amount of all non-cash items increasing Consolidated Net Income (other than the accrual of revenue or recording of receivables in the ordinary course of business) for such period.

“Consolidated Fixed Charges” shall mean, for any period, the sum, without duplication, of

(a)                                  Cash Interest Expense for such period;

(b)                                 the principal amount of all scheduled amortization payments on all Indebtedness (including the principal component of all Capital Lease Obligations of Beneficiary and its Subsidiaries for such period (as determined on the first day of the respective period), but excluding the principal amount of all scheduled amortization payments on the Convertible Notes and Indebtedness outstanding under the Vishay Loan Agreement).

“Consolidated Fixed Charge Coverage Ratio” shall mean, for any Test Period, the ratio of (a) Consolidated EBITDA for such Test Period minus (i) the aggregate amount of Capital Expenditures for such period, (ii) all cash payments in respect of income taxes made during such period and (iii) all cash Dividends paid by Beneficiary to its stockholders during such period as permitted under section 6.08 of the US Loan Agreement; to (b) Consolidated Fixed Charges for such Test Period.

“Consolidated Interest Expense” shall mean, for any period, the total consolidated interest expense of Beneficiary and its Subsidiaries for such period determined on a consolidated basis in accordance with GAAP plus, without duplication:

1.                                       imputed interest on Capital Lease Obligations of Beneficiary and its Subsidiaries for such period;

2.                                      Beneficiary commissions, discounts and other fees and charges owed by Beneficiary or any of its Subsidiaries with respect to letters of credit securing financial obligations, bankers’ acceptance financing and receivables financings for such period;

3.                                      amortization of debt issuance costs, debt discount or premium and other financing fees and expenses incurred by Beneficiary or any of its Subsidiaries for such period;

4.                                      cash contributions to any employee stock ownership plan or similar trust made by Beneficiary or any of its Subsidiaries to the extent such contributions are used by such plan or trust to pay interest or fees to any person (other than Beneficiary or a Wholly Owned Subsidiary) in connection with Indebtedness incurred by such plan or trust for such period;

5.                                      all interest paid or payable with respect to discontinued operations of Beneficiary or any of its Subsidiaries for such period; and

6.                                      the interest portion of any deferred payment obligations of Beneficiary or any of its Subsidiaries for such period;

provided that (a) to the extent directly related to the Transactions, debt issuance costs, debt discount or premium and other financing fees and expenses shall be excluded from the calculation of Consolidated Interest Expense and (b) Consolidated Interest Expense shall be calculated after giving effect to Hedging Agreements (including associated costs) intended to protect against fluctuations in interest rates, but excluding unrealized gains and losses with respect to Hedging Agreements.

“Consolidated Net Income” shall mean, for any period, the consolidated net income (or loss) of Beneficiary and its Subsidiaries determined on a consolidated basis in accordance with GAAP; provided that there shall be excluded from such net income (to the extent otherwise included therein), without duplication:

1.                                      the net income (or loss) of any person (other than a Subsidiary of Beneficiary) in which any person other than Beneficiary and its Subsidiaries has an ownership interest, except to the extent that cash in an amount equal to any such income has actually been received by Beneficiary or (subject to clause (b) below) any of its Subsidiaries during such period;

2.                                      the net income of any Subsidiary of Beneficiary during such period to the extent that the declaration or payment of dividends or similar distributions by such Subsidiary of that income is not permitted by operation of the terms of its Organizational Documents or any agreement, instrument, Order or other Legal Requirement applicable to that Subsidiary or its equityholders during such period (other than this Loan Agreement and the UniCredit Credit Line), except that any net loss of any such Subsidiary for such period shall be included in determining Consolidated Net Income to the extent that Beneficiary is required to fund, reserve, advance or otherwise pay or provide for such loss;

3.                                      earnings resulting from any reappraisal, revaluation or write-up of assets, or losses resulting from any reappraisal, revaluation or write-down of long-term fixed assets, including property, plant or equipment, but excluding, for the avoidance of doubt, inventory;

4.                                      any gain (or loss) resulting from any extraordinary or infrequently occurring event or transaction, but only to such extent such gain (or loss) is treated as such in accordance with Accounting Principles Opinion No. 30, together with any related provision for taxes on any such gain (or the tax effect of any such loss), recorded or recognized by Beneficiary or any of its Subsidiaries during any such period; and

5.                                      any foreign exchange-related gain (or loss) resulting from any intercompany Indebtedness or intercompany trade payables during any such period.

“Consolidated Tax Expense” shall mean, for any period, the tax expense of Beneficiary and its Subsidiaries, for such period, determined on a consolidated basis in accordance with GAAP.

“Dividend” has the meaning ascribed to such term under the US Loan Agreement.

“GAAP” shall mean generally accepted accounting principles in the United States applied on a consistent basis.

“Hedging Agreement” has the meaning ascribed to such term under the US Loan Agreement.

“Indebtedness” has the meaning ascribed to such term under the US Loan Agreement.

“Intercreditor Agreement” shall mean the intercreditor agreement, dated as of the Closing Date, by and among the US Lender, Beneficiary and the Lending Party, as amended from time to time.

“Legal Requirements” has the meaning ascribed to such term under the US Loan Agreement.

“Notes” shall mean any notes evidencing the US Loan.

 “Order” has the meaning ascribed to such term under the US Loan Agreement.

“Organizational Documents” has the meaning ascribed to such term under the US Loan Agreement.

“Synthetic Lease Obligations” shall mean, as to any person, an amount equal to the capitalized amount of the remaining lease payments under any Synthetic Lease that would appear on a balance sheet of such person in accordance with GAAP if such obligations were accounted for as Capital Lease Obligations.

“Subsidiary” shall mean, with respect to any person (the “parent”) at any date, (i) any person the accounts of which would be consolidated with those of the parent in the parent’s consolidated financial statements if such financial statements were prepared in accordance with GAAP as of such date, (ii) any other corporation, limited liability company, association or other business entity of which securities or other ownership interests representing more than 50% of the voting power of all Equity Interests entitled (without regard to the occurrence of any contingency) to vote in the election of the Board of Directors thereof are, as of such date, owned, controlled or held by the parent and/or one or more subsidiaries of the parent and (iii) any partnership (a) the sole general partner or the managing general partner of which is the parent and/or one or more subsidiaries of the parent or (b) the only general partners of which are the parent and/or one or more subsidiaries of the parent.  Unless the context requires otherwise, “Subsidiary” refers to a Subsidiary of Beneficiary.

“Termination Warrant Issuance” has the meaning ascribed to such term under the US Loan Agreement.

“Test Period” shall mean, with reference to any Test Date, the period consisting of four following quarters the last of which ending on such Test Date, it being understood that (i) with reference to the Test Date falling on June 30, 2009, Test Period shall mean only the quarter ending on June 30, 2009, (ii) with reference to the Test Date falling on September 30, 2009, Test Period shall mean the two quarters between March 31, 2009 and September 30, 2009, and (iii) with reference to the Test Date falling on December 31, 2009, Test Period shall mean the three quarters between March 31, 2009 and December 31, 2009.

“Transactions” shall mean, collectively, the transactions to occur pursuant to, or contemplated by, the Transaction Documents, including (a) the execution, delivery and performance of the US Loan Documents and the making of the initial loans thereunder; (b) the Tender Offer; (c) the Warrant Issuance or the Termination Warrant Issuance, as applicable; and (d) the payment of all fees, costs and expenses to be paid on or prior to the Closing Date owing in connection with the foregoing.

“Transaction Documents” shall mean the US Loan Documents and the Equity Documents (as defined under the US Loan Agreement).

“UniCredit Credit Line” shall mean that certain Line of Credit for an amount of Euro 47,000,000.00, granted by the Lending Party in favor of the Beneficiary pursuant to an agreement dated October 3, 2007, as amended from time to time.

“US Loan Documents” shall mean the US Loan Agreement, the Notes, the US Security Documents and the Intercreditor Agreement.

“US Security Documents” has the meaning ascribed to the term “Security Documents” under the US Loan Agreement, and, broadly shall mean the documents pursuant to which the securities of the US Loan have been created.

“Vishay Loan Agreement” shall mean that certain Loan Agreement, dated as of September 15, 2008, between KEMET Electronics Corporation and Vishay Intertechnology, Inc., as the same may be amended or modified from time to time.

“Warrant Issuance” has the meaning ascribed to such term under the US Loan Agreement.

“Wholly Owned Subsidiary” shall mean, as to any person, (a) any corporation 100% of whose capital stock (other than directors’ qualifying shares and other de minimis amounts of shares required by local law to be held by foreign nationals) is at the time owned by such person and/or one or more Wholly Owned Subsidiaries of such person and (b) any partnership, association, joint venture, limited liability company or other entity in which such person and/or one or more Wholly Owned Subsidiaries of such person have a 100% equity interest at such time.

For the purposes of this Annex 14 bis (Financial Covenants), the Lending Party acknowledges to have received copy of the US Loan Agreement and to know any term and condition of the same.

The Beneficiary undertakes to promptly deliver the Lending Party copy of any amendment deed to the US Loan Agreement which will be in future executed between the relevant parties.

E. FINANCIAL COVENANTS DEFAULT

Notwithstanding anything to the contrary under the Loan Agreement, it is agreed that in case on any Test Date the Beneficiary fails to comply with one or more financial covenants provided under this Annex 14 bis (Financial Covenants) and such failure also constitutes a financial covenant default under the US Loan Agreement, where the US Lender has waived any of its right arising under the US Loan Agreement as a consequence of the failure of the Beneficiary to comply with such financial covenants, the Beneficiary may request the Lending Party a corresponding waiver and, if the Lending Party has agreed to grant such waiver in relation to the relevant failure hereunder, no Significant Event may be deemed to have occurred hereunder.

3.             Effectiveness

The Parties agree that (i) the provisions of the Loan Agreement not amended by means of this agreement shall continue to be in force as agreed in the same Loan Agreement; (ii) the amendments made to the Loan Agreement through the execution of this agreement are accessory, and not material, amendments to the terms and conditions of the Loan Agreement, therefore shall not result in (and shall not be construed in any way as resulting in) the objective novation (novazione oggettiva) of any of the obligations arising under the Loan Agreement and, consequently, shall not result in any way (and shall not be construed in any way as resulting in) the expiry and/or termination of any of the aforesaid obligations; and (iii) the securities created pursuant to the Financial Documents (including, without limitation, the Mortgages) are deemed fully valid and effective securities of the obligations arising under the Loan Agreement as amended by means of this agreement.

Without limiting the foregoing, in the event that the amendments to the Loan Agreement set forth in this agreement are deemed by any competent court to constitute an objective novation (novazione oggettiva) of any of the obligations arising under the Loan Agreement, the Parties, also pursuant to, and for the purposes of, article 1232 of the Italian Civil Code, agree that all the securities created pursuant to the Financial Documents (including, without limitation, the Mortgages) are deemed to be kept in force as security of the obligations arising under the Loan Agreement as amened by means of this agreement.

The effectiveness of the amendments set forth under paragraphs A, H and I of article 2 (Additions and amendments to the Loan Agreement) of this amendment agreement is subject to the occurrence of the following conditions precedent:

(i) delivery to the Lending Party of a copy of the US Loan Agreement executed between Kemet and the US Lender;

(ii) evidence that the drawdown of the term loan facility to be applied in prepayment of the Notes under the US Loan Agreement has occurred within June 10, 2009;

it being understood that the Lending Party, as soon as it receives the documents or the evidence indicated above, and in any case within the day following the receipt of the same, shall promptly notify in writing to the Beneficiary, by means of a declaration signed by it (the “Communication”), that the conditions precedent mentioned above have been satisfied.

As a result of the amendments made to the Loan Agreement through this agreement, for the sake of clarity, the Lending Party acknowledges that the carrying out and completion of the Pluto Transaction and of the activities provided therein or connected to the same, does not constitute, and shall not give rise to, any Significant Event pursuant to, and for the purposes of, article 16 (Significant Events) and, in particular, of article 8 (Failure to Fulfil Contractual Obligations) of Annex 16 (Significant Events) to the Loan Agreement.  As a consequence, the Lending Party hereby waives any of its rights, pursuant to the Loan Agreement, which might derive from the carrying out and completion of the Pluto Transaction and of the activities provided therein or connected to the same.

This agreement shall be considered a Financial Document pursuant to the Loan Agreement.

4.             Formalities in relation to the Mortgages

Within ten days as of April 30, 2009, the Parties shall cause that any formality which should be useful and/or necessary in relation to the Mortgages as a result of the execution of this agreement shall be fulfilled with the competent register, it being understood that any cost connected with such activity shall be borne by the Beneficiary.

UniCredit hereby consent that the formalities described above shall be carried out.

5.             Miscellanea

With regard to any matters which are not expressly regulated in this agreement, the Parties hereby expressly declare that the provisions of the Loan Agreement shall apply mutatis mutandis.

Except for that which is expressly provided for hereunder, no other and further amendments and/or additions to the Loan Agreement and/or to the Financial Documents have been agreed upon by the Parties.

The declarations and guarantees contained in article 13 (Declarations and Guarantees) of the Loan Agreement shall be deemed repeated by the Beneficiary (with reference to the facts and circumstances contained therein) on the date of execution of this agreement.

Failure to comply with one or more of the undertakings provided herein by the Beneficiary or, to the extent applicable, the other companies of the Beneficiary’s Group shall constitute a Significant Event and the provisions of clauses 17.1 and 17.2 of the Loan Agreement shall apply.

This agreement shall be subject to registration, without the relevant registration tax being applied, as the Loan Agreement is subject to the substitute tax, pursuant to articles 15 et seq. of Presidential Decree no. 601 of 29th September 1973.

The Beneficiary hereby represents that it shall bear all costs and expenses, including notarial expenses relating to, or otherwise connected with, the execution of this agreement.

The Parties hereby agree that each party shall bear any attorney’s fees relating to the services provided by its own legal advisors in relation to the preparation, negotiation, and execution of this agreement.

This agreement is governed by, and shall be interpreted in accordance with, the Italian laws.  Any dispute which might arise in relation to the interpretation, effectiveness, validity, conclusion, performance or termination of this agreement shall be submitted to the exclusive jurisdiction of the Court of Verona, subject to the Agent Bank’s right to sue the Beneficiary before any other court.

The Parties agree that in the event the US Loan Agreement is terminated for any reason pursuant to and in accordance with the terms and conditions set forth therein before November 15, 2012 (the “Condition”), at the occurrence of the Condition, any amount of the Loan still outstanding on the date on which the Condition has occurred shall be reimbursed pursuant to the amortization instalments (as temporally subsequent to the date on which the Condition has occurred) indicated under the amortization schedule delivered to the Beneficiary at the time of the execution of the Loan Agreement (the “Previous Amortization Schedule”), it being understood that the instalments of the Previous Amortization Schedule which have become due and payable prior to the date on which the Condition has occurred shall not be applicable for any purposes.

Bologna, April 30, 2009

The Lending Party:	The Beneficiary:

UniCredit Corporate Banking S.p.A.	KEMET Corporation

SIGNED BY:	SIGNED BY:

DANIELE DI ANSELMO	MARCO UBERTI

CLAUDIO CHIOSI

SIGNATURES’ CERTIFICATION

Directory N. 32053	File N. 18654

The undersigned Federico Tonelli, Public Notary domiciled in Casalecchio di Reno, admitted to the Notarial Bar of Bologna, hereby certifies that at 22:05 p.m. the following persons have executed before the undersigned the above agreement which has been previously read out to them:

•                  DANIELE DI ANSELMO, born in Terni (TR), on 11 June 1964; and

•                  CHIOSI CLAUDIO, born in Bologna, on 15 March 1966, who have executed this agreement only in the name and on behalf of “UNICREDIT CORPORATE BANKING S.P.A.” with registered and administrative offices in Verona (Italy), at Via Garibaldi no. 1, fully paid-up share capital: Euro 6,604,173,696.00 (six billion six hundred and four million one hundred seventy-three thousand six hundred ninety-six/00), tax code, VAT number and number of registration in the Verona Companies Register: 03656170960, ABI code 3226.8, enrolled in the Register of Banks and a member of the UniCredit Bank Group, which is enrolled in the Register of Bank Groups under no. 3135, joined to Fondo Interbancario di Tutela dei Depositi, in their capacity as Manager in charge of the Bologna Joint Management and as Quadro Direttivo, respectively, who are authorized to act for the purposes of this agreement by virtue of the powers granted to them through a power of attorney granted by Mr. Mario Fertonani, born in Mantua, on 3rd September 1933, in his capacity as Chairman of the Board of Directors of Unicredit Banca d’Impresa S.p.A., authenticated and sealed by Mr. Marco Cicogna Notary Public in Verona, on 2nd January 2003 (directory no. 87071/6486), registered in the Italian Inland Revenue Office of Verona 1, on 7th January 2003 under no. 37, a certified copy of which is attached to my previous notarial deed dated February 19, 2003 (directory no. 21.620/10.917), filed on February 26, 2003, with the Agenzia delle Entrate, Office of Bologna Uno, under no. 452;

•                  MARCO UBERTI, born in Bologna, on 8 June 1953, who has executed this agreement only in the name and on behalf of “KEMET CORPORATION”, with registered office in Simpsonville, 2835, Kemet Way, South Carolina, United States of America, Federal Tax Identification no. 57-0923789, domiciled for the purposes of his office at the company’s registered office, authorised to act for the purposes of this agreement by virtue of the powers granted to him through a power of attorney, in Italian and English version, authenticated on April 23, 2009, by Mr. Frances Bruderer, Public Notary of the Florida State, apostilled on April 24, 2009, whose apostille has been translated into Italian language by the undersigned; such power of attorney is attached to this agreement under annex “A” and form an integral and substantial part of it;

whose identity has been verified by the undersigned.

Bologna, Piazza dei Martiri n.1,  30 (thirty) April 2009 (two thousand and nine).